UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 25, 2019, we entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with ThinkEquity, a division of Fordham Financial Management, Inc., Roth Capital Markets and The Benchmark Company, LLC (the “Placement Agents”) pursuant to which the Placement Agents are serving as the placement agents for the Company, on a commercially reasonable “best efforts” basis, in connection with the proposed placement (the “Placement”) of 3,333,334 of our common shares (the “Shares”) pursuant to a registered direct offering (the “Offering”). Under the Placement Agency Agreement, the Company agreed to pay the Placement Agents a cash fee equal to 7% of the gross proceeds of the Offering. The Placement Agency Agreement contains customary representations, warranties and indemnification by the Company and provides for the reimbursement of up to $100,000 in expenses incurred by the Placement Agent in connection with the Offering.

On March 25, 2019, we entered into securities purchase agreements with accredited investors (the “Securities Purchase Agreements”) for the sale of the Shares at a price per share of $3.60 for aggregate gross proceeds of $12.0 million. The Securities Purchase Agreements contain customary representations, warranties and agreements by us, customary conditions to closing, indemnification and other obligations of the parties and termination provisions. The Offering is scheduled to close on or about March 27, 2019, subject to the satisfaction of customary closing conditions.

We expect to receive approximately $11.06 million in net proceeds, after the Placement Agents’ fees and reimbursements but before other expenses. We expect to use the net proceeds of the Offering for the design and development of our proposed two-seater sports car, the Tofino, the production of the SOLO and for working capital and for general corporate purposes. The Offering is being made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-227883), which was filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2018 and declared effective by the Commission on October 31, 2018.

Each of the Placement Agency Agreement and the form of the Securities Purchase Agreement is included as an exhibit to this Current Report on Form 6-K to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Placement Agency Agreement and the Securities Purchase Agreements were made only for purposes of such respective agreements and as of specific date, were solely for the benefit of the parties to such respective agreements and may be subject to limitations agreed upon by the contracting parties.

On March 25, 2019, our directors and executive officers entered into lock up agreements with Roth Capital Partners restricting the ability of such directors and executive officers to sell or otherwise transfer their equity securities in our company.

In connection with the Securities Purchase Agreement, the Company and each investor entered into a leak-out agreement (a “Leak-Out Agreement”) pursuant to which each investor agreed that until April 5, 2019 (the “Restricted Period”) each investor, will not sell, dispose or otherwise transfer, directly or indirectly, on any trading day, any Common Shares in an amount more than a specified percentage of the reported trading volume of the Common Shares for such trading day, subject to certain exceptions. The aggregate trading volume for all investors who execute leak-out agreements will be 25% of the trading volume of the Common Shares during each trading day during the above-referenced leak-out period, subject to certain exceptions.

The foregoing description of the Placement Agency Agreement, the Securities Purchase Agreements, the Leak-Out Agreements and the lock up agreements does not purport to be complete and are qualified in their entirety by reference to the full text of the Placement Agency Agreement and form of Securities Purchase Agreement, the form of the lock up agreement and form of Leak-Out Agreement, which are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4 hereto, respectively, and are incorporated herein by reference.

Item 8.01 Other Events.

On March 25, 2019, we issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

The information in this current report on Form 6-K and the exhibits hereto are incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and the preliminary prospectus supplement thereto filed on March 22, 2019 and (ii) our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019.

Exhibits

Exhibit No.	Exhibit

10.1	Placement Agency Agreement, dated March 25, 2019, by and among Electrameccanica Vehicles Corp., The Benchmark Company, LLC, ThinkEquity, a division of Fordham Financial Management, Inc., and Roth Capital Partners, LLC
10.2	Form of Securities Purchase Agreement
10.3	Form of Lock-Up Agreement
10.4	Form of Leak-Out Agreement
99.1	Press Release, dated March 25, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: March 25, 2019	By:	/s/ Bal Bhullar
	Name:	Bal Bhullar
	Title:	Chief Financial Officer